Commission File No. 333-8878




                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X             Form 40-F
                               -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No  X
                                  -----          -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein are a copy of the Company's report for the six months ended June 30, 2003, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE SIX
                       MONTHS ENDED JUNE 30, 2003 AND 2002

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the six months ended June 30, 2003 and 2002 included elsewhere in this report.

General
-------

     The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the six months period ended June 30, 2003 with a comparison to the unaudited consolidated financial results for the same six months period in 2002.

     Currently the Company owns and operates fourteen oceangoing vessels primarily in South America with additional operations between the Caribbean, United States, Europe, Far East and West Africa. One of our vessels is owned by Ultracape (Holdings) Ltd. ("Ultracape"), an affiliate company that was formed through an association between us and the AIG-GE Capital Latin America Infrastructure Fund L.P. ("LAIF") in 2002 of which we own 60%. The Company also charters three push boats and 69 wet and dry barges to UABL (Bahamas) Limited ("UABL"), a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000 and of which we own 50%.

     During the first half of 2003 the Company employed a significant part of its fleet on time charter for different customers.

     During the first six months of 2003, the international freight market maintained rates above those experienced in 2002.

     The Princess Susana and the Princess Marina were out of service undergoing mayor repairs during 15 days and 61 days and the Princess Pia and Princess Eva were out of service due to accidents for 42 days and 124 days, respectively, in the first half of 2003.

     In January 2003 the Company renewed the employment of its vessel Princess Katherine for another 11 months on a time charter contract.

     On March 13th the Princess Marina was delivered under a time charter for three years to the National Petroleum Company of Chile. As a requirement of this transaction the vessel was re-flagged and registered under the ownership of a related company. The ownership of the vessel will revert to us upon expiration of the charter. All the arrangements with DVB Nedship Bank (America) N.V. regarding the vessel's financing, remain in place.

     On March 11th, 2003 we entered into a Memorandum of Agreement, or MOA, under the standard format NSF 1993 to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25th, 2003.

     On April 18th, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile as a result of this accident the crankshaft of the vessel was damaged requiring a significant repair to restore the engine to its full operational power. The Company settled with its hull and machinery insurers for a total compensation of $1.9 million in addition to which the Company agreed to receive $0.2 million from its loss of hire underwriters and entered into an agreement to sell the vessel for $2.5 million on August 11th,2003.

     On May 22th, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Veronica for a total price of $2.0 million. The vessel was delivered to its new owners on June 5th, 2003.

     Our affiliate UABL (50% of which we hold through our unrestricted subsidiary UP River Holdings Ltd.) entered into loan agreements on February 27, 2003 with the International Finance Corporation ("IFC"), and Kreditanstalt Fur Wiederaufbau ("KFW") with a repayment schedule that starts in June 2005 and continues until December 2011 in the case of the (A) of the IFC tranche of the IFC Loan and until December 2009 in the case of the (B) tranche of the IFC Loan. IFC and KFW have agreed to provide a total of $40 million to finance the capital expenditures of UABL Limited over the next 3 years. The loans are provided under two separate agreements to wholly owned subsidiaries of UABL: UABL Barges (Panama) Inc. $30 million and UABL Paraguay S.A. $10 million. The agreements in connection with this financing impose restrictions on the ability of UABL to pay dividends or make other payments to its shareholders if UABL is in default of its obligations under the loan and require that in conjunction with ACBLH the Company retain control of UABL

     On June 11th, 2003 the Company entered into a share purchase agreement with International Finance Corporation "IFC "through which is has agreed to sell 357shares representing 7.14% of the total stock capital of its unrestricted subsidiary Up River Holdings for a total price of $5.0 million

Revenue
-------

     The majority of the Company's oceangoing vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 57% of the Company's total revenues for the six months ended June 30, 2003.

     Also, the Company's vessels are employed from time to time on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 43% of the Company's total revenues for the six months ended June 30, 2003

     From the total revenues obtained from COA's during the first half of 2003 36% were in respect of repetitive voyages for the Company's regular customers and 64% in respect of single voyages for occasional customers.

Expenses
--------

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine ("Oceanmarine") a monthly fee of $9,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

     The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions
-----------------------------

     Substantially all of the Company's revenues are denominated in U.S. dollars, but 4% of the Company total revenues is denominated in US dollars but collected in Argentine pesos at the equivalent amount of US dollars at the payment date and 12% of our total out of pocket operating expenses are paid in Argentine pesos. However, the Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

Inflation
---------

     The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Legal proceedings
-----------------

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against the Princess Susana and Noble Shipping Ltd. seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. the Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) The Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints seek damages in excess of $9 million. Noble has taken the position that the claims are overstated.

     In connection with the above complaints, the Vessel was arrested. Security was posted by the Vessel owners' protection and indemnity insurers in the amount of $11.2 million and the Vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     We believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

Results of Operations
---------------------

Six months ended June 30, 2003 compared to the six months ended June 30, 2002.

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.


                                               Six month               Six month
                                               ended                   ended
                                  2*           June 30,    2*          June 30,
                                  Quarter'03   2003       Quarter'02   2002
Freight revenues
   Attributable  to wholly
owned vessel                       9,932       16,111      4,480       10,080
   Attributable to wholly
chartered-in vessel                   0            42        748         836
                                  ----------------------------------------------
              Total                9,932       16,153      5,228       10,916

Hire revenues
   Attributable  to wholly
owned vessel                      10,633       21,292     12,168       24,835
   Attributable to wholly
chartered-in vessel                    0            0          0           0
                                  ----------------------------------------------
              Total               10,633       21,292     12,168      24,835

              Total Revenues      20,565       37,445     17,396       35,571

Voyage expenses
   Attributable  to wholly
owned  vessel                     (4,136)      (6,718)      (849)      (3,492)
   Attributable to wholly
chartered-in vessel                  (16)         (38)      (721)        (808)
                                  ----------------------------------------------
              Total               (4,152)      (6,756)    (1,570)      (4,300)

Running cost                      (7,577)     (14,959)    (6,642)     (13,376)

Amortization of dry-dock
expense                           (2,061)      (4,135)    (2,419)      (4,351)
Depreciation of property
and equipment                     (3,974)      (4,084)    (8,020)      (8,177)

Management fees   and
administrative expenses           (1,784)      (3,378)    (1,552)      (3,336)

Special exchange difference                               (1,716)      (2,704)
                                  ----------------------------------------------
Operating profit (losses)          1,017          197       (587)        (493)

Financial expense                 (3,889)      (7,979)    (4,002)      (8,256)

Revenues
--------

     Total revenues from freight net of commissions increased from $10.9 million in the first half 2002 to $16.1 million in 2003, or an increase of 48%. This increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter operation of the Princess Marisol .

     Hire  revenues  net of  commissions,  decreased  by 14% from $24.8 to $21.3 million.  This  decrease is  attributable  to the  Princess  Susana and Princess
Veronica COA's employment instead of time charter employment partially compensated by the time charter employment of the Princess Marisol and Cape Pampas, a new vessel incorporated in July 2002.

     The total of 76 days out of service experienced by our Princess Marina and Princess Susana due to major repairs, Princess Eva and Princess Pia which were out of service due to accidents for 170 days during the first six months of 2003 affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.5 million has been included as other income (outside our operational result)

     Operating profit for the first half of 2003 was $ 0.2 million, an increase of $0.7 million from the same period in 2002. Operating profit for the second quarter of 2003 was 1.0 million an increase of $1.6 million from the same period of 2002 In comparing the results of the first quarter 2003 with the same period 2002 in addition to the factors mentioned above it should also be considered that during the first quarter of 2002 our Suezmax vessels were all under comparatively higher time charters fixed in 2001. While during the first quarter of 2003 a number of our Suezmax vessels remained employed under comparatively low time charter fixed in 2002 these contracts came to an end in the first quarter allowing this fleet to fix alternative employment at higher levels in the second quarter.

Voyage expenses
---------------

     The first six months of 2003 voyage expenses were $6.7 million, as compared to $4.3 million for the first half of 2002, an increase of $2.4 million, or 56%. The increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter employment.

Running costs
-------------

     Running costs increased by about 7%, to $15.0 million in the first half of 2003 as compared to $13.4 million in the equivalent 2002 period. This increase is mainly attributable to the new vessel incorporated in July 2002 the Cape Pampas and additional expenses incurred in our Panamax fleet.

Amortization of dry-dock expense
--------------------------------

     Amortization of dry docking and special survey costs decreased by $0.3 million, or 7%, to $4.1 million in the first half of 2003 as compared to $4.4 million in 2002. The decrease is primarily attributable to the portion of dry-docks accrued in the vessel Princess Fatima sold in September 2002.

Depreciation of property and equipment
--------------------------------------

     Depreciation and amortization decreased by $0.2 million, or 2%, to $8.0 million in the first six months of 2003 as compared to $8.2 million in 2002. This decrease is primarily due to the sale of the Princess Fatima partially compensated by an increase attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses
-------------------------------------------

     Management fees and administrative expenses were $3.3 million in the first six months of 2002 as compared to $3.4 million in 2003 this increase $0.1 million is attributable mainly to an increase in administrative expenses.

Interest expense
----------------

     Interest expense decreased by $0.3 million, or 4%, to $8.0 million in the first half of 2003 as compared to $8.3 million in 2002. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated

Liquidity and Capital Resources
-------------------------------

     The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The
Company's subsidiaries have historically funded their vessel acquisitions through a combination loan notes of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of June 30, 2003, the Company had total indebtedness of $165.7 million, $135 million from the proceeds of the
Note Issue, $2.0 million drawn under a revolving credit facilities from M&T Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $5.5 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $8.1 million in a senior loan facility with M&T Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $10.5 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas. The Company has a revolving credit facilities of $0.8 million from the M&T Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 3.8 million.

     At June 30, 2003, the Company had cash and cash equivalents on hand of $5.9 million.

     The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

     In the first six months of 2003, the Company generated a positive $5.7 million in cash flow from operations compared to $9.5 million for in the same period in 2002. Net losses for the first half of 2003 were $ 3.5 million which is $2.7 million less than net losses in the first six months of 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.

Investing Activities
--------------------

     During the first six months of 2003 the Company disbursed $3.2 million in dry dock and major repair expenses compared to $5.5 million in the same period of 2002. Also during the first half of 2003 the Company received from the process of vessels sale a net of $4.0 million.

Financing Activities
--------------------

     Net cash provided by financing activities decreased by $5.1 million. The decrease in cash provided by financing activities in first half 2003 is mainly attributable to capital payments made during the first six month for $3.5 million

Recent Developments
-------------------

     On April 18, 2003, the Company's vessel Alianza G-1 suffered a casualty to its main engine while in transit from Argentina to San Antonio, Chile with a cargo of grain. We effected temporary repairs on the vessel to enable it to continue its voyage. After the discharge of the vessel's cargo the vessel was inspected to ascertain the full extent of the damage and what costs would need to be incurred to restore it to full working order. The engine's manufacturers advised that a new crankshaft was needed and that the delivery time for a crankshaft of the vessel's specifications was eight months. After consultations with the engine's manufacturer we determined that the cost of the repair and fabrication of a new crankshaft would be approximately $3.2 million, an amount nearly equal to the vessel's current market value as determined by appraisers retained by us.

     In connection with this casualty we have agreed a claim with our insurers for the temporary repairs. We have also reached agreement with our insurers for the value of the unrepaired damage amounting to $1.9 million. In addition, we have agreed to sell the vessel for a total of $ 2.5 million. The total of insurance plus net sale proceeds equals or exceeds the fair market value of the vessel in repaired condition.

     The option to repurchase 25,212 shares by the Company for a total price of $0.9 million which expired in July 2003 was extended till July 31st 2004.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002

                                   (Unaudited)


                           Contents                                  Page
----------------------------------------------------------------  ------------

o     Financial Statements

-     Condensed Consolidated Balance Sheets as of June 30,
       2003 and 2002                                               - F-1 -

-     Condensed Consolidated Statements of Income for the
       three months periods ended June 30, 2003 and 2002           - F-2 -

-     Condensed Consolidated Statements of Changes in
       Stockholders' Equity for the three months periods ended
       June 30, 2003 and 2002                                      - F-3 -

-     Condensed Consolidated Statements of Cash Flows for the
       three months periods ended June 30, 2003 and 2002           - F-4 -

-     Notes To Condensed Consolidated Financial Statements as
       of June 30, 2003 and 2002                                   - F-5 -

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
      CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND 2002
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)
                                                         2003        2002
                                                      ----------   ----------
ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                              5,905      10,463
   Restricted cash                                        6,384           -
   Investments                                              322         149
   Accounts receivable, net                               9,919       6,011
   Due from affiliates                                    8,851      12,669
   Inventories                                            2,050       1,393
   Prepaid expenses                                       4,195       2,455
   Other receivables                                      3,973       8,333
                                                      ----------   ----------
   Total current assets                                  41,599      41,473
                                                      ----------   ----------
  NONCURRENT ASSETS

   Dry Dock                                               7,909      14,092
   Other receivables                                      7,408       2,694
   Property and equipment, net                          123,806     128,776
   Investment in affiliates                              25,621      23,222
   Other assets                                           5,032       3,366
                                                      ----------   ----------
   Total noncurrent assets                              169,776     172,150
                                                      ----------   ----------
   Total assets                                         211,375     213,623
                                                      ==========   ==========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS'
EQUITY

  CURRENT LIABILITIES

   Accounts payable and accrued expenses                  6,833       3,377
   Due to affiliates                                        542         427
   Other financial payables (note 4)                     11,269      15,471
   Other payables                                           308         252
                                                      ----------   ----------
   Total current liabilities                             18,952      19,527
                                                      ----------   ----------
  NONCURRENT LIABILITIES

   Long-term debt  (note 4)                             135,000     135,000
   Other financial payable,  net of current
   portion (note 4)                                      19,398      13,600
                                                      ----------   ----------
   Total noncurrent liabilities                         154,398     148,600
                                                      ----------   ----------
   Total liabilities                                    173,350     168,127
                                                      ----------   ----------
  MINORITY INTERESTS                                      6,479       3,300
  STOCKHOLDERS' EQUITY
   Common  stock,  $.01 par  value,  2,134,451
   shares authorized and issued (note 5)                     21          20
   Paid-in capital                                       68,884      68,346
   Treasury stock (note 5)                              (20,332)    (20,332)
   Retained earnings                                    (17,027)     (5,838)
                                                      ----------   ----------
   Total stockholders' equity                            31,546      42,196
                                                      ----------   ----------
  Total    liabilities, minority interest and
  stockholders' equity                                  211,375     213,623
                                                      ==========   ==========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollar)

                                                        2003       2002
                                                      ----------   --------

REVENUES

   Freight revenues                                     16,099     10,020
   Freight revenues from related parties                    54        896
   Hire revenues                                        16,362     19,936
   Hire revenues from related parties                    4,930      4,899
                                                     -----------   --------
   Total revenues                                       37,445     35,751
                                                     -----------   --------
OPERATING EXPENSES

   Voyage expenses                                      (6,756)    (4,300)
   Running costs                                       (14,959)   (13,376)
   Dry dock expense                                     (4,135)    (4,351)
   Depreciation of property and equipment               (8,020)    (8,177)
   Management fees to related parties                   (1,529)    (1,620)
   Administrative expenses                              (1,849)    (1,716)
   Special exchange differences                              -     (2,704)
                                                     -----------   --------
   Total operating expenses                            (37,248)   (36,244)
                                                     -----------   --------
  Operating profit (loss)                                  197       (493)
                                                      ==========   ========
OTHER INCOME (EXPENSES)

   Financial expense                                    (7,979)    (8,256)
   Financial income                                        135        193
   Investment in subsidiaries                            3,149        711
   Other income                                          1,385      1,766
                                                     -----------   --------
   Total other expenses                                 (3,310)    (5,586)
                                                     -----------   ---------
  (Loss) income before tax on minimum presumed
  income and  minority interest                         (3,113)    (6,079)
   Minority interest                                      (339)         -
   Tax on minimum presumed income                          (91)      (128)
                                                     -----------   --------
  Net (loss) for the period                             (3,543)    (6,207)
                                                     ===========   ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

           CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

           FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


                        Common  Paid-in    Treasury  Retained   Total   Total
       Balances         stock   capital    stock     earnings   2003    2002
       --------         -----   -------    -------   --------   ----    ----

At beginning of year    21      68,884     (20,332)  (13,484)   35,089   47,838


-   Increase capital                                                        565
-   Net (loss) for the
    period                                            (3,543)   (3,543)  (6,207)
                        ------  -------    --------  --------   -------  -------
At end of period 2003   21      68,884     (20,332)  (17,027)   31,546
                        ======  =======    ========  ========   =======


At end of period 2002   20      68,346     (20,332)   (5,838)            42,196
                        ======  ======     ========  ========   ======= =======

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                         2003         2002
                                                      ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net (loss) for the period                              (3,543)     (6,207)
  Adjustments to reconcile net (loss) to cash
  provided by operating activities:
   Depreciation of property and equipment                 8,019       8,177
   Amortization of dry dock expenses                      4,135       4,351
   Note issuance expenses amortization                      292         293
   Accrued interest                                         125         286
   Net income from investment in affiliate               (3,149)       (711)
   Income from property and equipment sale                 (905)          -
    Changes in assets and liabilities, net:
       (Increase) decrease in assets:
       Accounts receivable                               (2,275)      4,953
       Due from affiliates                                4,395       5,621
       Receivable from shareholders                           -           -
       Inventories                                         (457)        120
       Prepaid expenses                                    (896)      1,339
       Other receivables                                   (910)       (463)
       Other assets                                        (807)          9
       Increase (decrease) in liabilities:
       Accounts payable and accrued expenses              1,803        (474)
       Due to affiliates                                    275      (7,839)
       Other payables                                      (425)         76
                                                      ----------   ----------
       Net cash provided by operating activities          5,677       9,531
                                                      ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment purchase                          (125)     (1,664)
  Investment in affiliate                                    (4)          -
  (Decrease) Increase in time deposit                       (52)         43
    Dry dock expenses                                    (3,187)     (5,524)
    Sales of property and equipment                       4,002           -
                                                      ----------   ----------
       Net cash used in investing activities                634      (7,145)
                                                      ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of  financial payables                     (3,452)     (1,660)
    Minority interest in equity of subsidiary             3,047       3,300
    Increase in paid in capital                               -         565
    Repayment of other finance                                -           -
    Decrease restricted cash-time deposit                (4,722)          -
                                                      ----------   ----------
       Net cash used in financing activities             (5,127)      2,205
                                                      ----------   ----------
  Net increase (decrease) in cash and
       cash equivalents                                   1,182       4,591

  Cash and cash equivalents at the beginning of year      4,723       5,872
                                                      ----------   ----------
  Cash and cash equivalents at the end of period           5,905     10,463
                                                      ==========   ==========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF JUNE 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


1.   BASIS OF PRESENTATION

     The condensed consolidated financial statements for the six months periods ended June 30, 2003 and 2002, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

2.   SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

     On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2003.

3.   LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

     On March 30, 1998, the Company successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

     As of June 30, 2002, the Company's noncurrent portion of long-term debt amounts to 135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 3,544 is accrued in other financial payables.


                                                             Nominal value
                                                         ----------------------
                         Financial
                         institution /         Agreement                            Accrued
                         other                 year        Current    Noncurrent    expenses     Total        Average rate
                         -----                 ----        -------    ----------    --------     -----        ------------
Total 2002                                                 11,610     148,600        3,861       164,071
                                                           ======     =======       ========     ========
Ultrapetrol Bahamas      Private Investors     1998             -     135,000        3,544       138,544          10.5%
                         (Notes)
Ultrapetrol Bahamas      S.I.I.                2000             -           -            -             -          10.5%
Majestic                 Allfirst Bank         2001         1,200       6,900            -         8,100      Libor + 1.5%
Kattegat                 Nedship Bank          2000         1,000       4,500            5         5,505      Libor + 1.25%
Majestic                 Allfirst Bank         2000         2,000           -            -         2,000      Libor + 1.75%
Stanmore                 Allfirst Bank         2000           750           -            -           750      Libor + 2%
Braddock                 Credit    Agricole    2002         2,482       7,998           74        10,554      Libor + 1,5%
                         Indosuez
UPOffshore Apoio         IFC                   2002             -           -          144           144      Libor + 4,5%
UPOffshore (Panama)      IFC                   2002             -           -           70            70      Libor + 2,5%
                                                           ======     =======       ========     ========
Total 2003                                                  7,432     154,398        3,837       165,667
                                                           ======     =======       ========     ========



4.   PROPERTY AND EQUIPMENT

     On July, 2002, the Company purchased the Cape Pampas, a second hand capsize bulk carrier through its wholly owned subsidiary, Braddock. The amount of the acquisition was financed by a mortgage loan agreement with Credit Agricole Indosuez.

     On August 26, 2002,  the Company  entered  into a  Memorandum  of Agreement
     (MOA) through which it committed to sell its vessel Princess Fatima, to an unrelated company for 1,867, net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the purchase price.

     The proceeds from the sale of the Princess Fatima Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes. Subsequently, the Princess Sofia was bought with part of these proceeds and the remainder of the proceeds are included in restricted cash as of March 31, 2003.

     On March 11th, 2003 we entered into a Memorandum of Agreement, or MOA, under the standard format NSF 1993 to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25th, 2003.

     On May 22th, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Veronica for a total price of $2.0 million. The vessel was delivered to its new owners on June 5th, 2003.

     The proceeds from the sale of the Princess Veronica and the Princess Sofia Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

5.   COMMON AND TREASURY STOCK

     Ultrapetrol Bahamas has an authorized capital of 21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) as of June 30, 2002 and 2001 respectively, common shares with a par value of 0.01 each.

     In addition, as of June 30, 2003 the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable to SII mentioned in note 2, and $332 to direct cost of acquisition.

6.   CLAIMS AGAINST THE COMPANY

     On February, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9 million. Noble has taken the position that the claims are overstated.

     In connection with the above complaints, the vessel was arrested. Security was posted by the vessel owners' protection and indemnity insurers in the amount of 11.2 million and the vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage. Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd, ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     The Company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

7.   CLAIMS AGAINST INSURANCE COMPANIES

     As of June 30,  2003 and 2002,  the "Other  receivables"  account  includes
     9,139  and  8,953,  respectively,   related  to  claims  against  insurance
     companies.

     Claims for 4,276 have been made by the Company against the insurance companies regarding the repair expenses incurred to date for damage to some vessels in 2003. The "Other net income" account for the period of six months ended June 30, 2003, includes 1,563 related to claims for loss of income (business interruption) corresponding to the Princess Pia, Princess Eva and Alianza G1.

     On April 18, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile. The vessel arrived in Talcahuano (Chile) and following the engine manufacturer recommendations proceeded to repair the engine. The vessel's crankshaft had been damaged and cracked but Sulzer considered that if cracks were only superficial the crankshaft could be repaired by grinding and polishing. Unfortunately, by May 30th the maximum allowance grinding of 7 mm. had been completed and the crack continued Further tests were carried out and it was determined that in one location the crack had a further depth of 12 mm. The engine manufacturers condemned the crankshaft and recommended that the vessel should replace the crankshaft by a new one in order to operate normally.

     The "Other net income" account for the period of six months ended June 30, 2002, includes 371, 1,100, 250 and 35 related to claims for loss of income (business interruption) corresponding to the Alianza G3, Princess Marisol, Princess Nadia and Princess Marina, respectively.


8.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                  Six months period
                                                   ended, June 30
                                              -----------   ------------
                                                  2003          2002
                                              -----------   ------------

   -     Interest                                7,683         7,715
   -     Income taxes                               67            68

9.   SUPPLEMENTAL GUARANTOR INFORMATION

     The First  Preferred Ship Mortgage Notes issued on March 30, 1998 described
     in  note  3.,  are  fully  and   unconditionally   guaranteed   by  certain
     subsidiaries of the Company.

     The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Oceanview, Kingly, Sovereign, Monarch, Noble, Oceanpar and Parfina ("Subsidiary Guarantors").

     Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 BALANCE SHEETS

                          AS OF JUNE 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                               2003        2002
                                               ----        ----

ASSETS

   Current assets                              27,215     23,690
   Noncurrent assets                           92,209    111,291
                                             --------    --------
  Total assets                                119,424    134,981
                                             ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities                        113,897    117,039
   Stockholders' equity                         5,527     17,942
                                             --------    --------
  Total liabilities and stockholders'
  equity                                      119,424    134,981
                                             ========    ========

            SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                           STATEMENTS OF INCOME (LOSS)

           FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                2003       2002
                                             --------    -------

   Freight revenues                            16,099     10,435
   Hire revenues                               13,312     16,582
                                             --------    --------
   Total revenues                              29,411     27,017

   Operating expenses                         (30,012)   (30,254)
                                             --------    --------
     Operating (loss) profit                     (601)    (3,237)

     Other expenses                            (5,518)    (5,361)
                                             --------    --------
  (Loss)  income  before tax on minimum
   presumed  income and                        (6,119)    (8,598)
      minority interest
   Minority interests                                          -
   Tax on minimum presumed income                 (82)      (128)

   Net (loss) income for the period            (6,201)    (8,726)
                                             ========    ========


            SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF CASH FLOWS

           FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                               2003       2002
                                             --------    --------

  Net (loss) income for the period             (6,201)    (8,726)
  Adjustments to reconcile net (loss)
   income to cash  provided by (used in)
   operating activities:                         4084     15,728
                                             --------    --------
  Net cash  (used in) provided by
   operating activities                        (2,117)     7,002

  Net cash provided by  (used in)
   investing activities                         3,007     (6,475)

  Net cash (used in) provided by
   financing activities                           (52)        35
                                             --------    --------
  Net increase in cash and cash
   equivalents                                    838        562

  Cash and cash equivalents at the
   beginning of the year                          931        247
                                             --------    --------
  Cash and cash equivalents at the
   end of the period                            1,769       809
                                             ========    ========

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  August 15, 2003                      By: /s/ Felipe Menedez
                                                -------------------
                                                Felipe Menendez
                                                President



02351.0001 423525